Filed by Transatlantic Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Transatlantic Holdings, Inc.

Commission File No.: 1-10545

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Proposed Merger of Transatlantic Re & Alleghany

Staff Notes: Frequently Asked Questions and Answers

December 23, 2011

Who is Alleghany?

Alleghany, which was formed in 1929 and is based in New York, is a NYSE-listed holding company for a small group of operating subsidiaries and investments, anchored by a core position in property and casualty insurance. Alleghany’s subsidiaries operate as quasi-autonomous entities. As owner, Alleghany works with operating management to set strategy and incentives, defines risk parameters, and monitors progress in these areas. Management of subsidiary investment portfolios takes place at the Alleghany level. Alleghany’s in-house investment group, Alleghany Capital Partners, manages the Alleghany group’s public equity portfolios and makes private investments in businesses it believes have significant growth or return potential.

What are Alleghany’s other investments, insurance and non-insurance, and what classes of business do the insurance subsidiaries write?

As of September 30, 2011, Alleghany had approximately $5.0 billion of total investments, including $2.0 billion in P&C insurance, and approximately $1.2 billion of value-oriented equity holdings in unrelated industries such as the energy sector.

The $2.0 billion invested in P&C insurance companies includes:

•	RSUI – generally recognized as a leading US excess and surplus lines carrier writing complex risks exclusively through wholesale brokers (approximately $1.4B book value)

•	Capitol Transamerica – underwrites small commercial and surety risks through independent agents and small wholesalers (approximately $300M book value)

•	Pacific Compensation Corp. – specializes in workers compensation in California

•	A 33% stake in Homesite Group – a mono-line provider of homeowners insurance (Pacific Compensation and Homesite, approximately $250M book value)

Transatlantic is the biggest of Alleghany’s current investments. How will they absorb this deal?

At the holding company level, Alleghany is managed by a small company staff. Alleghany has a small core of senior professionals who will work with Transatlantic management to set strategy and incentives, define risk parameters, and monitor progress in these areas. Alleghany does not generally get involved in the day-to-day running of the businesses of its subsidiaries. While the size of the proposed transaction between Alleghany and Transatlantic is larger than any one of Alleghany’s existing investments, the approach is not a departure from Alleghany’s longstanding strategy – we expect that Transatlantic will become Alleghany’s largest operating subsidiary and will operate as a quasi-autonomous enterprise.

How will Alleghany own Transatlantic? What will the financial structure be?

In the proposed transaction, Transatlantic Holdings, Inc. (NYSE: TRH) will be merged with and into a newly formed wholly owned merger subsidiary of Alleghany. In the merger, current TRH stockholders may elect to receive either Alleghany common stock or cash, subject to proration on oversubscription. It is expected that current TRH stockholders will hold approximately 49% of Alleghany’s outstanding common stock after giving effect to the transaction. Following closing of the transaction, which we expect to occur in the first quarter of 2012, TRH will become a wholly owned, direct subsidiary of Alleghany. We expect that all of the existing structure under TRH will remain in place - Transatlantic Reinsurance Company, Putnam Reinsurance Company and Trans Re Zurich.

Will there be inter-company reinsurance, and if so, to what extent?

RSUI and Transatlantic are currently trading partners. It is expected that this relationship will continue following closing of the deal, expected to occur in the first quarter of 2012. Alleghany does have a rigorous risk management framework, and it is anticipated that following closing, inter-company reinsurance will be reviewed in light of capital and risk tolerances. However, there is no plan currently in place which would affect RSUI’s reinsurance buying relationships.

Will Alleghany people be involved with Transatlantic? Will clients and brokers meet them?

Alleghany delegates the day-to-day management of its subsidiaries’ businesses to the subsidiary management teams. Joe Brandon, the well-respected former head of General Re, will oversee Alleghany’s insurance subsidiaries, and be the new Chairman of Transatlantic. In that role, Joe will advise and guide Mike Sapnar and the Transatlantic executive team. As previously announced, Bob Orlich will retire on December 31st, but he too will be on Transatlantic’s board following the merger, advising and guiding Mike and the executive team. If a client or broker wishes to meet Joe Brandon or any other executive of Alleghany, then we will be happy to facilitate that meeting.

Will clients and brokers have access to Alleghany data?

Alleghany, as a publicly-traded company, produces GAAP financial statements on a quarterly and annual basis. In addition, Alleghany’s insurance subsidiaries report quarterly and annual statutory financial statements.

Following closing, Transatlantic will represent a significant part of Alleghany’s financial reporting. In addition, Transatlantic Reinsurance Company will remain a regulated entity under the New York Department of Financial Services and will continue to make statutory filings (the Yellow Book) and regulatory filings.

What will happen to Transatlantic’s ratings after the deal closes?

Following the announcement of the transaction, our major rating agencies, S&P, A.M. Best and Moody’s, all issued statements which reaffirmed Transatlantic’s current ratings and stable outlook (A+, A, and A1, respectively). Each noted that they would continue to actively monitor the situation throughout the interim period before closing of the proposed transaction and review the ratings of the merged companies once the transaction is complete. Given the improved diversification, increased capital and reduced leverage, we expect Transatlantic’s ratings to remain exactly as they are.

Will Transatlantic’s underwriting philosophy change? Are there any classes of business Alleghany doesn’t like?

As noted, we believe that Alleghany likes Transatlantic because of the increased diversification, in product and geography, that Transatlantic brings. We do not anticipate any change in Transatlantic’s underwriting philosophy.

How do we expect that Alleghany will deploy additional capital as market conditions improve?

Like all companies operating in the global P&C insurance market, ERM and capital models are becoming integral to the allocation of capital. Transatlantic has a robust ERM framework in place, and we expect that Alleghany will deploy any additional capital as and where market conditions offer the appropriate underwriting profit. Exactly where and how much such additional capital will be deployed will be dependent on the circumstances of the change.

How will Transatlantic satisfy European issues such as passporting and Solvency II?

We have plans in place to meet the changing regulatory requirements around the world, including Europe and South America, and we are confident that we will meet such requirements while continuing to deliver the service and security our clients and brokers require.

If Transatlantic forms a European subsidiary, will clients be consulted as to location and capital levels?

We have built our franchise over more than 30 years by listening to our trading partners, and on the principle of local expertise delivering local service. Our branch network, in Europe and around the world, is a testimony to our philosophy. In meeting our regulatory obligations and rating requirements, we are confident that our clients and brokers will be satisfied by the solution we provide.

Will Transatlantic’s management structure change?

There are no current plans to change Transatlantic’s management structure. Following Bob Orlich’s retirement at the end of this year, Mike Sapnar will assume the role of CEO. The three business unit leaders, Paul Bonny (International), Javier Vijil (Latin America and Caribbean) and Ken Brandt (North America and Bermuda), will report to Mike.

Will Transatlantic’s distribution style change? Will there be any change to Transatlantic’s branch/office network?

There are no current plans to change Transatlantic’s distribution style. As long as clients and brokers continue to value the local delivery of our service by local experts, then we will continue to maintain our branch office network.

Alleghany looks at book value growth over the longer term. Will this affect Transatlantic’s time horizon in writing business?

We believe that Alleghany wants Transatlantic’s leadership to focus on underwriting returns, where consistency of appetite is highly prized by clients and brokers. Given Transatlantic’s consistency of appetite over the past 30-plus years, we do not expect any change of our time horizon in writing business.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction between Alleghany and Transatlantic, Alleghany filed with the SEC on December 21, 2011 Amendment No. 1 to its registration statement on Form S-4 that includes a preliminary joint proxy statement of Alleghany and Transatlantic that also constitutes a prospectus of Alleghany. This communication is not a substitute for the joint proxy statement/prospectus or any other document that Transatlantic or Alleghany may file with the SEC or send to their stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM S-4, INCLUDING THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS FILED AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS) IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the preliminary joint proxy statement/prospectus and other relevant documents filed by Transatlantic and Alleghany with the SEC at the SEC’s website at www.sec.gov. You may also obtain these documents by contacting Transatlantic’s Investor Relations department at Transatlantic Holdings, Inc., 80 Pine Street, New York, New York 10005, or via e-mail at investor_relations@transre.com, or by contacting Alleghany at Alleghany Corporation, Attention: Investor Relations, 7 Times Square Tower, New York, New York 10036, (212) 752-1356.

Alleghany and Transatlantic and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Alleghany’s directors and executive officers is available in Alleghany’s proxy statement dated March 17, 2011 for its 2011 Annual Meeting of Stockholders and in the preliminary joint proxy statement/prospectus filed with the SEC on December 21, 2011. Information about Transatlantic’s directors and executive officers is available in Transatlantic’s proxy statement dated April 8, 2011 for its 2011 Annual Meeting of Stockholders and in the preliminary joint proxy statement/prospectus filed by Alleghany with the SEC on December 21, 2011. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be, to the extent required, contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger. Investors should read the definitive joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Alleghany or Transatlantic using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

In addition to historical information, this document contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Alleghany and Transatlantic operate and beliefs of and assumptions made by Alleghany management and Transatlantic management, involve uncertainties that could significantly affect the financial results of Alleghany or Transatlantic or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. All statements that address events or developments that we expect or anticipate will occur in the future – including statements relating to the expected timetable for completing the proposed transaction and the ability of Alleghany and Transatlantic to obtain the regulatory approvals required to consummate the transaction – are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with the ability to consummate the merger and the timing of the closing of the merger; the willingness of relevant regulatory authorities to approve the merger and their timeliness in doing so; potential impact of announcement of the transaction or consummation of the transaction on relationships, including with regulatory authorities; and those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (“SEC”) by Alleghany and Transatlantic from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Form 10-K and 10-Q. Neither Alleghany nor Transatlantic undertakes any duty to update any forward-looking statements contained in this press release.